July 24, 2018

VIA EDGAR

Kevin J. Kuhar

Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zimmer Biomet Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 27, 2018

File No. 1-16407

Dear Mr. Kuhar:

This letter is submitted in response to the oral comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission during a telephone conference on June 21, 2018 with respect to review of the above-referenced filing of Zimmer Biomet Holdings, Inc. (“we,” “us,” “our,” “Zimmer Biomet” or the “Company”).  For your convenience, we have indicated the substance of the Staff’s comments in bold-face below, and our response thereto follows each comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

SEC Oral Comment #1:

We note your response to our prior comment 2.  In future filings, please revise the presentation of the statement of earnings so that material dissimilar expenses and costs are not aggregated in a single line item.

Company Response: In future filings, we will report material other general expenses in separate line items with appropriate descriptive captions as allowed under Rule 5-03(b)(6) of Regulation S-X and will include other expenses that we had previously reported in the “Special items” line item in the “Research and development” and “Selling, general and administrative” line items, as applicable.

As a result, we propose to prospectively add two new line items pursuant to Rule 5-03(b)(6) of Regulation S-X for “Acquisition and integration” expenses and “Quality remediation” expenses and include an explanation of what these financial statement

Kevin J. Kuhar

U.S. Securities and Exchange Commission

July 24, 2018

line items represent in our notes to the financial statements.

The following shows how these changes would have affected our 2017 and 2016 Statement of Earnings included in our Form 10-K for the fiscal year ended December 31, 2017 (the “2017 Form 10-K”), if these expenses had been presented in the proposed manner.  We propose to utilize the presentation in the “Recast” column prospectively in our 2018 earnings releases and quarterly and annual filings, beginning with our earnings release for the quarter ended June 30, 2018:

	Year Ended
	December 31,
	2017				2016
	As Filed	Reclass		Recast	As Filed	Reclass		Recast
Net Sales	$7,824.1	$-		$7,824.1	$7,683.9	$-		$7,683.9
Cost of products sold, excluding intangible asset amortization	2,132.9	-		2,132.9	2,381.8	-		2,381.8
Intangible asset amortization	603.9	-		603.9	565.9	-		565.9
Research and development	367.4	2.5		369.9	365.6	-		365.6
Selling, general and administrative	2,973.9	153.2		3,127.1	2,932.9	61.9		2,994.8
Goodwill and intangible asset impairment	304.7	26.8		331.5	-	31.1		31.1
Acquisition and integration	-	282.4		282.4	-	513.5		513.5
Quality remediation	-	168.2		168.2	-	5.3		5.3
~~Special items (Note 4)~~	~~633.1~~	~~(633.1~~	~~)~~	~~-~~	~~611.8~~	~~(611.8~~	~~)~~	~~-~~
Operating expenses	7,015.9	-		7,015.9	6,858.0	-		6,858.0
Operating Profit	808.2	-		808.2	825.9	-		825.9
Other expense, net	(18.3)	-		(18.3)	(71.3)	-		(71.3)
Interest income	2.2	-		2.2	2.9	-		2.9
Interest expense	(327.5)	-		(327.5)	(357.9)	-		(357.9)
Earnings before income taxes	464.6	-		464.6	399.6	-		399.6
Provision (benefit) for income taxes	(1,348.8)	-		(1,348.8)	95.0	-		95.0
Net Earnings	1,813.4	-		1,813.4	304.6	-		304.6
Less: Net earnings (loss) attributable to noncontrolling interest	(0.4)	-		(0.4)	(1.3)	-		(1.3)
Net Earnings of Zimmer Biomet Holdings, Inc.	$1,813.8	$-		$1,813.8	$305.9	$-		$305.9
Earnings Per Common Share - Basic	$8.98	$-		$8.98	$1.53	$-		$1.53
Earnings Per Common Share - Diluted	$8.90	$-		$8.90	$1.51	$-		$1.51
Weighted Average Common Shares Outstanding
Basic	201.9	-		201.9	200.0	-		200.0
Diluted	203.7	-		203.7	202.4	-		202.4
Cash Dividends Declared Per Common Share	$0.96	$-		$0.96	$0.96	$-		$0.96

In future filings, the notes to the financial statements will describe these classification changes.

Kevin J. Kuhar

U.S. Securities and Exchange Commission

July 24, 2018

SEC Oral Comment #2:

We note that you exclude "special items" from your adjusted  non-GAAP income measure.  Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business.  Refer to Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Company Response: We have reviewed Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 and believe our presentation of non-GAAP measures is not misleading.

We use non-GAAP financial measures internally to evaluate the performance of the business.  Additionally, we believe these non-GAAP measures provide meaningful incremental information to investors to consider when evaluating the performance of the Company.  We believe these measures offer the ability to make period-to-period comparisons that are not impacted by certain items that can cause dramatic changes in reported income that does not impact the fundamentals of our operations.  It enables the evaluation of operating results and trend analysis by allowing a reader to better identify operating trends that may otherwise be masked or distorted by these types of items that are excluded from the non-GAAP measures.  In addition, non-GAAP operating profit and diluted net earnings per share are used as performance metrics for our incentive compensation programs.

The expenses or gains we exclude in our non-GAAP financial measures are the result of specific events or projects.  Additionally, many of these expenses or gains are highly variable and difficult to predict.  We review these events and projects from both a qualitative and quantitative perspective to identify whether or not we believe adjusting the expenses or gains will provide our investors with useful incremental information.  While some of these events or projects may be of a general nature that occur on a regular basis, such as acquisitions, the specific events or projects have different characteristics, frequency and impact, and therefore, are excluded in our non-GAAP financial measures.  Moreover, we expect that we will not continue to incur the expenses or gains we exclude after the event or project is complete.

The following is a further description of the material expenses or gains we have excluded from our non-GAAP financial measures:

Acquisition and integration

Acquisitions can vary in frequency and complexity and have significantly different impacts to our financial results.  For the periods presented in our 2017 Form 10-K, the

Kevin J. Kuhar

U.S. Securities and Exchange Commission

July 24, 2018

acquisition and integration expenses we have excluded from our non-GAAP financial measures resulted from our merger with Biomet in 2015 and various acquisitions we consummated in 2016.  For Biomet, we have detailed integration roadmaps that cover a three year period from the merger date to accomplish the tasks we feel are necessary to integrate the businesses.  For the various 2016 acquisitions, we also have integration plans that are necessary to integrate the businesses.  As a result, by excluding acquisition and related integration costs, our investors can make period-to-period comparisons that do not include the variability of these expenses.

Quality remediation

As discussed in Note 19 to our Form 10-K for the year ended December 31, 2017, we are addressing inspectional observations on Form 483 issued by the U.S. Food and Drug Administration (“FDA”) following its inspections of our Warsaw North Campus facility, among other matters.  This quality remediation has required us to devote significant financial resources and is for a discrete period of time.  A significant portion of the expenses relate to remediating previous records, documents and processes.  Any incremental expenses incurred as a result of the FDA inspections that relate to the production of products are included in the cost of inventory and are not excluded when presenting our non-GAAP financial measures.

Litigation

We are involved in routine patent litigation, product liability litigation, commercial litigation and other various litigation matters.  We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information.  Litigation matters can vary in their characteristics, frequency and significance to our operating results.  In the years under review by the Staff, the litigation charges excluded from our non-GAAP financial measures relate to product liability matters where we have received numerous claims on specific products.  Due to the complexities involved and claims filed in multiple districts, the expenses associated with these matters are significant to our operating results.  Once the litigation matter has been excluded from our non-GAAP financial measures in a particular period, any additional expenses or gains from changes in estimates are also excluded, even if they are not significant, to ensure consistency in our non-GAAP financial measures from period-to-period.  By excluding these litigation-related matters, our investors can make period-to-period comparisons that do not include the variability of these expenses and gains.

Deferred Prosecution Agreement

We are currently under a Deferred Prosecution Agreement (“DPA”) with the U.S. government related to certain Foreign Corrupt Practices Act matters involving Biomet and certain of its subsidiaries.  Under the DPA, which has a three-year term, we are

Kevin J. Kuhar

U.S. Securities and Exchange Commission

July 24, 2018

subject to oversight by an independent compliance monitor for at least 12 months, which monitorship commenced in July 2017.  We exclude costs of complying with the DPA from our non-GAAP financial measures, including the fees paid to the independent compliance monitor and to external legal counsel assisting in the matter.  If we fully comply with all of our obligations under the DPA, it will expire at the conclusion of its term and we will no longer incur these expenses.

In light of the changes we are proposing to our Statement of Earnings and to provide additional clarity to investors on the expenses or gains we are excluding from our non-GAAP financial measures, we are proposing to prospectively modify our non-GAAP financial measure disclosures in the Management’s Discussion and Analysis section of our periodic reports, beginning with our Form 10-Q for the quarter ended June 30, 2018.  Exhibit 1 to this letter contains the proposed changes that would have appeared in our non-GAAP financial measure disclosures in our 2017 Form 10-K, if they had been presented in the proposed manner.  The specific non-GAAP financial measure disclosures in future filings will be based on the type and amount of expenses and gains that are being adjusted for in the applicable filing.

Respectfully submitted,

/s/ Daniel P. Florin

Daniel P. Florin
Executive Vice President
and Chief Financial Officer

Exhibit 1

Non-GAAP Operating Performance Measures

We use financial measures that differ from financial measures determined in accordance with GAAP to evaluate our operating performance.  These non-GAAP financial measures exclude the impact of inventory step-up; certain inventory and manufacturing-related charges connected to discontinuing certain product lines, quality enhancement and remediation efforts; intangible asset amortization; “Acquisition and integration;” “Quality remediation”; goodwill and intangible asset impairment; financing and other expenses/gains related to the Biomet merger and other acquisitions; debt extinguishment costs; the interest expense incurred on the senior notes issued in connection with the Biomet merger during the period prior to the consummation of the Biomet merger; any related effects on our income tax provision associated with these items; the effect of the 2017 Tax Act; and other certain tax adjustments.  Other certain tax adjustments include internal restructuring transactions that provide us access to cash in a tax efficient manner, resolution of certain matters with taxing authorities, favorable tax rate changes, adjustments to deferred tax liabilities recognized as part of acquisition-related accounting, the resolution of unrecognized tax positions established through goodwill as part of acquisition accounting and any tax item that would otherwise be distortive to the expected future tax rate.

The expenses and gains we exclude from our non-GAAP financial measures are highly variable, difficult to predict and are significant enough to impact our reported operations for the applicable period.  The expenses and gains are related to specific events or projects that have a discrete life.  The life may vary from a specific event that is recognized at a point in time, or more complex projects that last for multiple years, such as integrating businesses we have acquired.

We use non-GAAP financial measures internally to evaluate the performance of the business.  Additionally, we believe these non-GAAP measures provide meaningful incremental information to investors to consider when evaluating the performance of the Company.  We believe these measures offer the ability to make period-to-period comparisons that are not impacted by certain items that can cause dramatic changes in reported income that does not impact the fundamentals of our operations.  It enables the evaluation of operating results and trend analysis by allowing a reader to better identify operating trends that may otherwise be masked or distorted by these types of items that are excluded from the non-GAAP measures.  In addition, non-GAAP operating profit and diluted net earnings per share are used as performance metrics for our incentive compensation programs.

Our non-GAAP adjusted net earnings used for internal management purposes for the years ended December 31, 2017, 2016 and 2015 were $1,636.4 million, $1,610.8 million, and $1,310.5 million, respectively, and our non-GAAP adjusted diluted earnings per share were $8.03, $7.96, and $6.90, respectively.

The following are reconciliations from our GAAP net earnings and diluted earnings per share to our non-GAAP adjusted net earnings and non-GAAP adjusted diluted earnings per share used for internal management purposes (in millions, except per share amounts).

	Year ended December 31,
	2017				2016
	As Filed	Reclass		Recast	As Filed	Reclass		Recast
Net Earnings of Zimmer Biomet Holdings, Inc.	$1,813.8	$-		$1,813.8	$305.9	$-		$305.9
Inventory step-up and other inventory and manufacturing related charges (1)	84.6	-		84.6	469.1	-		469.1
Intangible asset amortization (2)	603.9	-		603.9	565.9	-		565.9
Goodwill and intangible asset impairment (3)	304.7	26.8		331.5	-	31.1		31.1
~~Special items~~
~~Biomet merger-related~~	~~248.0~~	~~(248.0~~	~~)~~	~~-~~	~~487.3~~	~~(487.3~~	~~)~~	~~-~~
~~Other special items~~	~~385.1~~	~~(385.1~~	~~)~~	~~-~~	~~124.5~~	~~(124.5~~	~~)~~	~~-~~
Acquisition and integration (4)	-	282.4		282.4	-	513.5		513.5
Quality remediation (5)	-	168.2		168.2	-	5.3		5.3
Litigation-related items (6)	-	104.0		104.0	-	33.3		33.3
Other charges (7)		54.3		54.3		32.2		32.2
~~Merger-related and other expense in other expense, net~~	~~2.6~~	~~(2.6~~	~~)~~	~~-~~	~~3.6~~	~~(3.6~~	~~)~~	~~-~~
Debt extinguishment cost (8)	-	-		-	53.3	-		53.3
Taxes on above items (9)	(421.5)	-		(421.5)	(449.0)	-		(449.0)
Biomet merger-related measurement period tax adjustments (10)	-	-		-	52.7	-		52.7
U.S. tax reform (11)	(1,272.4)	-		(1,272.4)	-	-		-
Other certain tax adjustments (12)	(112.4)	-		(112.4)	(2.5)	-		(2.5)
Adjusted Net Earnings	$1,636.4	$-		$1,636.4	$1,610.8	$-		$1,610.8

(1)

Inventory step-up and other inventory and manufacturing-related charges relate to inventory step-up expense, excess and obsolete inventory charges on certain product lines we intend to discontinue and other inventory and manufacturing-related charges associated with our quality enhancement and remediation efforts.  Inventory step-up expense represents the incremental expense of inventory sold recognized at its fair value after business combination accounting is applied versus the expense that would have been recognized if sold at its cost to manufacture.  Since only the inventory that existed at the business combination date was stepped-up to fair value, we believe excluding the incremental expense provides investors useful information as to what our costs may have been if we had not been required to increase the inventory’s book value to fair value.  The excess and obsolete inventory charges on certain product lines are driven by acquisitions where there are competing product lines and we have plans to discontinue one of the competing product lines.  Other inventory and manufacturing-related charges associated with our quality and remediation efforts are primarily inventory scrap costs that were directly caused by our remediation activities.

(2)

We exclude intangible asset amortization from our non-GAAP financial measures because we internally assess our performance against our peers without this amortization.  Due to various levels of acquisitions among our peers, intangible asset amortization can vary significantly from company-to-company.

(3)

In 2017, we recognized $272.0 million and $32.7 million of goodwill impairment from our Spine, less Asia Pacific and Office Based Technologies reporting units, respectively.  In 2017, we recognized $18.8 million and $8.0 million of intangible asset impairment from Biomet merger-related IPR&D and trademark intangible assets, respectively.  In 2016, we recognized intangible asset impairment of $30.0 million from the Biomet merger-related IPR&D intangible assets and $1.1 million from previous acquisitions.

(4)

The acquisition and integration expenses we have excluded from our non-GAAP financial measures resulted from our merger with Biomet in 2015 and various acquisitions we consummated in 2016.  For Biomet, we have detailed integration roadmaps that cover a three year period from the merger date to accomplish the tasks we feel are necessary to integrate the businesses.  For the various 2016 acquisitions, we also have integration plans that are necessary to integrate the businesses.

The acquisition and integration expenses include the following types of expenses:

•

Consulting and professional fees related to third-party integration consulting performed in a variety of areas, such as tax, compliance, logistics and human resources, and legal fees related to the consummation of mergers and acquisitions.

•	Employee termination benefits related to terminating employees with overlapping responsibilities in various areas of our business.
•

Dedicated project personnel expenses which include the salary, benefits, travel expenses and other costs directly associated with employees who are 100 percent dedicated to our integration of acquired businesses and employees who have been notified of termination, but are continuing to work on transferring their responsibilities.

•	Contract termination expenses related to terminated contracts, primarily with sales agents and distribution agreements.
•	Other various expenses to relocate facilities, integrate information technology, losses incurred on assets resulting from the applicable acquisition, and other various expenses.

(5)

As discussed in Note 19 to our Form 10-K for the year ended December 31, 2017, we are addressing inspectional observations on Form 483 issued by the FDA following its inspections of our Warsaw North Campus facility, among other matters.  This quality remediation has required us to devote significant financial resources and is for a discrete period of time.  The majority of the expenses are related to consultants who are helping us to update previous documents and redesign certain processes.

(6)

We are involved in routine patent litigation, product liability litigation, commercial litigation and other various litigation matters.  We review litigation matters from both a qualitative and quantitative perspective to determine if excluding the losses or gains will provide our investors with useful incremental information.  Litigation matters can vary in their characteristics, frequency and significance to our operating results.  The litigation charges excluded from our non-GAAP financial measures in the periods presented relate to product liability matters where we have received numerous claims on specific products.  Due to the complexities involved and claims filed in multiple districts, the expenses associated with these matters are significant to our operating results.  Once the litigation matter has been excluded from our non-GAAP financial measures in a particular period, any additional expenses or gains from changes in estimates are also excluded, even if they are not significant, to ensure consistency in our non-GAAP financial measures from period-to-period.

(7)

We have incurred other various expenses from specific events or projects that we consider highly variable or have a significant impact to our operating results that we have excluded from our non-GAAP measures.  This includes our costs of complying with our Deferred Prosecution Agreement (“DPA”) with the U.S. government related to certain Foreign Corrupt Practices Act matters involving Biomet and certain of its subsidiaries.  Under the DPA, which has a three-year term, we are subject to oversight by an independent compliance monitor for at least 12 months, which monitorship commenced in July 2017.  The excluded costs include the fees paid to the independent compliance monitor and to external legal counsel assisting in the matter.

(8)	In 2016, we issued new debt and used the proceeds to repay existing debt that had higher interest rates. As a result, we recognized a debt extinguishment charge.

(9)

The tax effect for the U.S. jurisdiction is calculated based on an effective rate considering federal and state taxes, as well as permanent items.  For jurisdictions outside the U.S., the tax effect is calculated based upon the statutory rates where the items were incurred.

(10)

The 2016 period includes negative effects from finalizing the tax accounts for the Biomet merger.  Under the applicable U.S. GAAP rules, these measurement period adjustments are recognized on a prospective basis in the period of change.

(11)

The 2017 Tax Act resulted in a net favorable provisional adjustment due to the reduction of deferred tax liabilities for unremitted earnings and revaluation of deferred tax liabilities to a 21 percent rate, which was partially offset by provisional tax charges related to the toll charge provision of the 2017 Tax Act.

(12)

In 2017, other certain tax adjustments related to tax benefits from lower tax rates unrelated to the impact of the 2017 Tax Act, net favorable resolutions of various tax matters and net favorable adjustments from internal restructuring transactions.  The 2016 adjustment primarily related to a favorable adjustment to certain deferred tax liabilities recognized as part of acquisition-related accounting and favorable resolution of certain tax matters with taxing authorities offset by internal restructuring transactions that provide us access to offshore funds in a tax efficient manner.  The 2015 amount related primarily to adjustments to deferred tax liabilities recognized as part of acquisition-related accounting and other integration related items.